TELIDYNE, INC.

112 W 34 St., Ste 18006

New York, NY 10016

Phone: (646) 383-3700

November 21, 2019

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Michael C. Foland

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re:	Telidyne, Inc.
Registration Statement on Form S-1, as amended
File No. 333-233674

Dear Mr. Foland:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Telidyne, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended, to 4:00 PM Eastern Standard Time on Tuesday, November 26, 2019, or as soon thereafter as is practicable.

By:

/s/ Aron Govil

Aron Govil

Chief Executive Officer